Exhibit 99.1

Guardforce AI Announces Acquisition of Handshake

NEWS PROVIDED BY

Guardforce AI Co. Ltd.

Feb 04, 2021, 08:00 ET

NEW YORK, Feb. 4, 2021 /PRNewswire/ — Guardforce AI Co., Ltd (OTC Pink: GRDAF) (“Guardforce AI”), an integrated security solutions provider in Asia, announced today that it has acquired a majority stake in information security consultants Handshake Networking Ltd (“Handshake”), a Hong Kong-based company specializing in penetration testing.

Established in 2004, Handshake offers a wide variety of information security consultancy services, including penetration testing and vulnerability assessment, information systems audit, consultancy, computer forensics and security awareness training.

This acquisition follows a strategic partnership that Guardforce AI established in November 2020 to launch GFAI RECON “powered by” Handshake, a dedicated cyber risk assessment service to help small- and medium-sized enterprises, corporate clients, schools, hospitals and other companies identify and detect vulnerabilities in their networks.

Terence Yap, Chairman of Guardforce AI commented: “The acquisition of Handshake is part of Guardforce AI’s transformation journey towards providing customers in Asia-Pacific with premium technology-powered services. The proliferation of Internet of Things (IoT) devices and the rise in popularity of online shopping and transactions has exponentially increased everyone’s need for better cybersecurity, so we are delighted to build on our existing successful strategic partnership with Handshake.”

Handshake’s co-founder and Managing Consultant Richard Stagg commented, “We are very excited to be joining the Guardforce AI family. There are so many new threats to information systems every day, and so much work to do in countering them. As part of Guardforce AI, Handshake will have the resources to bring our expertise to new markets and new clients across the Asia-Pacific region, helping them to efficiently prepare robust protection and responses against cyber-attacks.”

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforcecash.co.th.

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SOURCE Guardforce AI Co. Ltd.